Kathleen M. Long

Direct Phone: +1.202.373.6149

Direct Fax: +1.202.373.6001

kathleen.long@bingham.com

July 9, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Credit Strategies Income Fund (the “Fund”), File Nos. 333-18655 and 811-21333
Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated June 17, 2013 on the Fund’s initial filing on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2013. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2, which was filed today with the SEC.

PROSPECTUS Cover Page
1.

Comment: The sixth sentence of the paragraph under “Portfolio Contents” states that “[t]he Fund may invest a substantial portion of its Managed Assets in adjustable rate loans and other debt instruments that are, at the time of investment, rated below investment grade or unrated but judged to be of comparable quality” (emphasis added). Please revise this sentence to indicate, as you do on page 4 of the Prospectus, that “[s]ubstantially all of the Fund’s portfolio likely will be invested in Senior Loans that are, at the time of investment, rated below investment grade or unrated but judged by the portfolio managers to be of comparable quality” (emphasis added).

Response: We have made the requested change.

Mr. Kieran G. Brown July 9, 2013 Page 2

Prospectus
Summary (Pages 3 – 18)
2.	Comment: If the Fund has a maturity strategy, please describe it in the section entitled “Investment Objectives and Policies” beginning on page 3.

Response: The Fund’s average maturity, which includes the effects of leverage, is managed in line with its benchmark, however, the Fund has not adopted a specific policy and therefore no such policy is disclosed in the registration statement. Nonetheless, we have added a statement disclosing the average effective maturity of the Fund’s portfolio as of a recent date.

3.

Comment: Item (iv) on page 4, indicates that that Fund may invest in domestic and international equity securities. If the Fund has a strategy with respect to market capitalization, please disclose that strategy in this section. Please also disclose in this section the capitalization range of the Fund’s equity investments as of a recent date.

Response: The Fund’s has not adopted a policy with respect to the market capitalization of the securities in its portfolio and therefore no such policy is disclosed in the registration statement. Nonetheless, we have added a statement disclosing the average market capitalization of the Fund’s portfolio as of a recent date.

4.	Comment: The last sentence of the last paragraph on page 4 states that “[t]he Fund may purchase Senior Loans and other debt securities that are rated below investment grade or that are unrated but judged by the Advisers to be of comparable quality.” Since the first sentence of the paragraph already indicates that “[s]ubstantially all of the Fund’s portfolio will likely be invested in Senior Loans that are . . . rated below investment grade,” please consider either revising the sentence to emphasize the “other debt securities” portion of the sentence or moving the sentence prior to the first sentence of the paragraph.

Mr. Kieran G. Brown July 9, 2013 Page 3

Response: We have made the requested change and revised the disclosure as follows:

“[t]he Fund may also purchase ~~Senior Loans and~~ other debt securities that are rated below investment grade or that are unrated but judged by the Advisers to be of comparable quality.”
5.

Comment: The last paragraph on page 5 and the first paragraph on page 6 indicate that the Fund may invest in derivatives. Please list all of the derivatives that the Fund will invest in as a principal investment strategy and the purposes for which such investments will be used. Please confirm that the risks of these specific derivatives are disclosed in the section entitled “Derivatives Risks, including the Risks of Swaps” on page 15. Please also confirm that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the prospectus and/or the SAI. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Registrant has revised the disclosure to clarify that credit default swap contracts and interest rate swaps are the primary, though not exclusive, derivative instruments employed by the Fund as part its principal investment strategy. Such disclosure includes a description of the purposes for which such investments will be used.

Summary, pp. 5-6: The Fund may enter into certain derivative transactions, ~~such as~~ primarily but not limited to, credit default and interest rate swaps, as a hedging technique to protect against potential adverse changes in the market value of portfolio instruments.

The Fund also may use derivatives to attempt to protect the net asset value of the Fund, to facilitate the sale of certain portfolio instruments, to manage the Fund’s effective interest rate exposure, and as a temporary substitute for purchasing or selling particular instruments.

From time to time, the Fund also may enter into derivative transactions to create investment exposure to the extent such transactions may facilitate implementation of its strategy more efficiently than through outright purchases or sales of portfolio instruments.

Mr. Kieran G. Brown July 9, 2013 Page 4

Registrant confirms that the risks of the specific derivatives in which the Fund may invest are disclosed in the section entitled
“Derivatives Risks, including the Risks of Swaps” on page 15. Registrant also confirms that all derivatives that the Fund will invest in and the risks of such investments are disclosed in the Prospectus and/or the SAI. See also Comment 14, below.

6.

Comment: The last paragraph on page 5 indicates that the Fund may enter into derivative transactions such as credit default swaps. If the Fund will sell credit default swaps, please confirm that the full notional value of such swaps will be covered.

Response: Confirmed.
7.

Comment: The paragraph under “Non-Diversification” on page 17 indicates that the Fund is classified as “non-diversified” under the 1940 Act. However, elsewhere in the registration statement the Fund is characterized as “diversified” (see, e.g., the first sentence on the cover page under “Nuveen Credit Strategies Income Fund” and Investment Restriction No. 8 on page 3 of the SAI). Please correct this discrepancy.

Response: The Fund is diversified and will update the registration statement to consistently reflect this throughout.
8.

Comment: Please include in the section entitled “Distributions” on pages 17-18 disclosure similar to the disclosure included on page 54 stating that distributions made by the Fund may be a return of capital; that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares; and that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: As the Fund does not currently anticipate making a return of capital, and has made disclosure to this effect in the “Distributions” section, Registrant does not believe disclosure regarding

Mr. Kieran G. Brown July 9, 2013 Page 5

the risks of such are appropriate in the Summary. However, we have revised the Summary to include the following cross-reference: “For more information generally, including the implications of a return of capital, see “Distributions.”

Summary of Fund Expenses (Pages 19 – 20)

9.	Comment: Please explain to us why the Interest Payments on Borrowings estimated in the Fee Table on page 19 is 0.07% less than the interest expense contained in the Fund’s December 31, 2012 financial statements.

Response: The Interest Payments on Borrowings was restated due to a change in the Fund’s borrowing arrangement during the period. Such changes were described on page 47 of the annual report to shareholders for the period ending December 31, 2012. Prospective estimates used in the Fee Table on page 19 were based on arrangements in place as of September 28, 2012 and actual invoice amounts from the lender, Bank of America N.A. Additionally, footnote (3) to the Fee Table provides additional information regarding the restated amounts.

Use of Proceeds (Page 24)

10.	Comment: The first sentence of the paragraph under “Use of Proceeds” on page 24 states that “[t]he net proceeds from the issuance of Common Shares hereunder will be used by the Fund to (i) invest in securities in accordance with the Fund’s investment objective and policies as stated below and/or (ii) reduce the Fund’s financial leverage outstanding.” Please state the approximate amount intended to be used for each purpose. Item 7.1 of Form N-2. If a material part of the proceeds will be used to discharge indebtedness, please also state the interest rate and maturity of such indebtedness (or include an appropriate cross-reference). Instruction 2 to Item 7.1 of Form N-2.

Response: We have revised the disclosure to delete (ii) as the Fund does not anticipate using proceeds from the offering to reduce its outstanding financial leverage.

Mr. Kieran G. Brown July 9, 2013 Page 6

The Fund’s Investments (Pages 25 – 36)
11.

Comment: The last sentence of the carry-over paragraph on page 27 states that “[t]he Fund also may use a portion of the proceeds received from the Fund’s sale of borrowed securities (‘short sales’) to purchase additional long positions in debt instruments, which also would have the economic effect of financial leverage. “ Please confirm to us that the interest expense associated with short sales will be included in “Other Expenses” in the Fee Table on page 19.

Response: Confirmed.
12.

Comment: The first sentence of the paragraph under “Other Investment Companies” on page 35 states that “[t]he Fund may invest up to 10% of its Managed Assets in securities of other open- or closed-end investment companies, including exchange-traded funds (“ETFs”) that invest primarily in securities of the types in which the Fund may invest directly.” Please confirm to us that either no acquired fund fees and expenses (“AFFE”) are required to be included in the fee table on page 19 (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the Fee Table to reflect any AFFE that the fund expects to incur in the next year.

Response: We confirm that no acquired fund fees and expenses are required to be included in the fee table on page 35.
13.

Comment: The second sentence of the paragraph under “Other Investment Companies” on page 35 states that “the Fund may invest a portion of its Managed Assets in pooled investment vehicles (other than investment companies) that invest primarily in securities of the types in which the Fund may invest directly.” Please tell us whether the term “pooled investment vehicles” includes companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please also clarify in this section whether the Fund’s investment in pooled investment vehicles will be subject to any limitation (particularly in the case of 3(c)(1) and 3(c)(7) companies). We may have additional comments based on your response.

Response: Registrant confirms that a 10% limit applies to registered investment companies; however, Registrant notes that its ability to invest in other types of pooled vehicles is not a principal strategy of the

Mr. Kieran G. Brown July 9, 2013 Page 7

Fund, Registrant has not historically invested in such vehicles to any material degree (i.e., more than 10% of its Managed Assets), nor does it currently intend to invest in such vehicles to any material degree. That said, Registrant is not aware of any limitations on the investment in such vehicles under the 1940 Act or otherwise and reserves the right to invest in such companies in the future in a manner consistent with the Fund’s investment objective[s]. To the extent the Fund does so, the registration statement will be updated to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures. Of course, to the extent the Securities and Exchange Commission adopts any rules or regulations, or its staff issues any guidance in this area, Registrant will modify its policies in accordance with such guidance.

Hedging Transactions (Pages 39 – 41)

14.	Comment: The first sentence of the paragraph under “Total Return Swaps” on page 41 indicates that the Fund may invest in total return swaps. Please note that when the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Registrant confirms that it complies with the requirements set forth in 10666 and is aware of the Commission’s recent concept release relating to the use of derivatives and that it may issue future guidance relating to same which may impact the operation of the Fund. In addition, the following language appears on pages 16 and 48 of the Prospectus, “The derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the derivatives market could adversely affect the Fund’s ability to successfully use derivative instruments.”

Mr. Kieran G. Brown July 9, 2013 Page 8

Management of the Fund (Pages 50 – 52)

15.	Comment: In the paragraphs under “Portfolio Management” on page 50, please describe in more detail the experience of each portfolio manager over the past five years (e.g., the first sentence of the first paragraph states that “Gunther Stein (a ‘Portfolio Manager’) is Chief Investment Officer and Chief Executive Office of Symphony;” please indicate whether he has been Chief Investment Officer and Chief Executive Officer for the past five years or had different positions during that period).

Response: We have made the requested changes.

STATEMENT OF ADDITIONAL INFORMATION Investment Restrictions (Pages 2 - 4)

16.	Comment: Investment restriction number (4) on page 2 states that the Fund may not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities, and provided further that for purposes of this limitation, the term ‘issuer’ shall not include a lender selling a participation to the Fund together with any other person interpositioned between such lender and the Fund with respect to a participations” (emphasis added). We note that both the institution selling the loan and the ultimate borrower would be considered issuers for purposes of the concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower. Cf. Pilgrim Prime Rate Trust (pub. avail. June 29, 1989). Please revise this policy accordingly.

Response: Investment restriction number 4 is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. We confirm, for purposes of this investment restriction number (4), that both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

Mr. Kieran G. Brown July 9, 2013 Page 9

Segregation of Assets (Pages 24 - 25)

17.	Comment: The first sentence of the second paragraph under “Segregation of Assets” on page 25 states that “[t]he Fund generally will use its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the Securities and Exchange Commission and its staff” (emphasis added). Please disclose in this section what is meant by the term “generally” in this context.

Response: We will replace the sentence with, “To the extent that the Fund uses its assets to cover its obligations as required by the 1940 Act, the rules thereunder, and applicable positions of the SEC and its staff, such assets may not be used to cover other obligations.”

*        *        *         *        *        *

Mr. Kieran G. Brown July 9, 2013 Page 10

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,
Kathleen M. Long

cc:	Kevin McCarthy

Gifford Zimmerman